CUSIP NO. 744635103	13D	Page 1 of 11 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)

Under the Securities Exchange Act of 1934

PUBLICARD, INC.

(Name of Issuer)

Common Stock $.10 par value

(Title of Class of Securities)

744635103

(CUSIP Number)

Victoria White, Esq.
Ross & Bram LLP
335 North Maple Drive, #222
Beverly Hills, CA 90210
(310) 271-9660

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 28, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with the statement [   ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Act of 1943 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP NO. 744635103	13D	Page 2 of 11 Pages

1.	NAME OF REPORTING PERSON: ROSSCO HOLDINGS INCORPORATED S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZEN OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 298,994

	8.	SHARED VOTING POWER -0-

	9.	SOLE DISPOSITIVE 298,994

	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 298,994

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13.	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.24%

14.	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP NO. 744635103	13D	Page 3 of 11 Pages

1.	NAME OF REPORTING PERSON: Lodgeco Properties, Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZEN OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 110,356

	8.	SHARED VOTING POWER -0-

	9.	SOLE DISPOSITIVE 110,356

	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,356

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13.	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.46%

14.	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP NO. 744635103	13D	Page 4 of 11 Pages

1.	NAME OF REPORTING PERSON: Mill Equities Co. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZEN OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 133,773

	8.	SHARED VOTING POWER -0-

	9.	SOLE DISPOSITIVE 133,773

	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,773

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.55%

14.	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP NO. 744635103	13D	Page 5 of 11 Pages

1.	NAME OF REPORTING PERSON: Triro Equities Co. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZEN OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 48,958

	8.	SHARED VOTING POWER -0-

	9.	SOLE DISPOSITIVE 48,958

	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,958

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13.	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.20%

14.	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP NO. 744635103	13D	Page 6 of 11 Pages

1.	NAME OF REPORTING PERSON: Leonard M. Ross Revocable Trust U/D/T 12/20/85 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6.	CITIZEN OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 562,736

	8.	SHARED VOTING POWER -0-

	9.	SOLE DISPOSITIVE 562,736

	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 562,736

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13.	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.33%

14.	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP NO. 744635103	13D	Page 7 of 11 Pages

     The undersigned Reporting persons hereby amend and restate in its entirety the Schedule 13D filed on July 7, 1998, as amended by Amendment No. 1 thereto, filed on July 24, 1998, as amended by Amendment No. 2 thereto, filed on December 21, 2000 as follows:

     ITEM 1. SECURITY AND ISSUER.

     This Statement relates to the common stock, $.10 par value (the “Common Stock”), of PubliCARD, Inc., a Pennsylvania corporation (the “Issuer”). The address of the Issuer’s principal executive offices is One Post Road, Fairfield, Connecticut 06430.

     ITEM 2. IDENTITY AND BACKGROUD.

     This Schedule 13D is filed by Rossco Holdings Incorporated, a California corporation (“RHI”), Lodgeco Properties, Ltd., a Texas limited partnership (“Lodgeco”), Mill Equities Co., a California general partnership (“Mill”), Triro Equities Co., a Texas general partnership (“Triro”) and Leonard M. Ross Revocable Trust U/D/T 12/20/85 (the “Ross Trust”). RHI, Lodgeco, Mill, Triro and the Ross Trust are sometimes collectively referred to herein as the “Reporting Persons.”

     The sole general partner of Lodgeco is RHI. The general partners of Mill are the Ross Trust, RHI, Lodgeco and Amero Management Co., a California general partnership (“Amero”). The general partners of Triro are RHI and the Ross Trust. The general partners of Amero are the Ross Trust and Caesar Realty Co., a California joint venture (“Caesar”). The partners in Caesar are the Ross Trust, Leonard M. Ross and RHI.

     The business address of each of RHI, Mill, Amero, Caesar and the Ross Trust is 1011 1/2 N. Beverly Drive, Beverly Hills, CA 90210. The business address of Lodgeco and Triro is 701 University Drive, Suite 302, College Station, Texas 77840.

     The principal business activity of RHI and Lodgeco is the investment in and the operation and ownership of real property. The principal business activity of Mill, Triro, Amero and Caesar is investment activities.

     The directors of RHI are Leonard M. Ross and Martha J, Kretzmer. Mr. Ross is also the President and Ms. Kretzmer is the Vice President, Secretary and Treasurer of RHI. The business address of Mr. Ross and Ms. Kretzmer is 1011 1/2 No. Beverly Drive, Beverly Hills, CA 90210. Mr. Ross’ principal occupation is the investment in and ownership of real estate, serving as President of RHI and engaging in other investment activities. Ms. Kretzmer’s principal occupation is as an officer and director of RHI. Mr. Ross and Ms. Kretzmer are citizens of the United States.

     None of the Reporting Persons, Amero, Caesar, Ms. Kretzmer nor Mr. Ross has been convicted in a criminal proceeding in the past five years. None of the Reporting Persons, Amero, Caesar, Ms. Kretzmer nor Mr. Ross is or was in the past five years subject to any judgment, decree, or final order regarding any federal or state securities laws.

     ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Commencing September 1989 and continuing through December 2000, the Reporting Persons individually engaged in a series of acquisitions of the Issuer’s Common Stock, which acquisitions were made for cash consideration from the Reporting Persons’ respective available working capital. The Reporting Persons collectively beneficially owned as of December 21, 2000 an aggregate of 1,187,152 shares of the Common Stock (including 350,000 shares issuable upon the conversion of shares of Class A Preferred Stock, Second Series, no par value per share of the Issuer) for an aggregate purchase price of $3,461,033.

     After December 21, 2000, the Reporting Persons made acquisitions of 50,400 shares of the Common Stock of the Issuer for cash consideration of $60,732 from the Reporting Persons’ available working capital and made sales of 82,735 shares of Common Stock of the Issuer with sale proceeds of $20,761.

CUSIP NO. 744635103	13D	Page 8 of 11 Pages

     As of May 29, 2002, the Reporting Persons collectively beneficially own an aggregate of 1,154,817 shares of the Common Stock of the Issuer (including 350,000 shares issuable upon the conversion of shares of Class A Preferred Stock, Second Series, no par value per share of the Issuer) for an aggregate purchase price of $2,901,740.

     This Schedule 13D does not include shares owned by trusts and custodianships for the children of Leonard M. Ross, partnerships of which his children are partners, and the spouse of Mr. Ross as her sole and separate property, as to all of which the Reporting Persons disclaim beneficial ownership. Mr. Ross is not a custodian, trustee or partner with respect to any of these shares.

     ITEM 4. PURPOSE OF TRANSACTION.

     The Reporting Persons acquired the Common stock for investment purposes.

     The Reporting Persons have filed a complaint in the Los Angeles Superior Court against the Issuer and certain present or past officers, directors and management, including Harry I. Freund, Jay Goldsmith, Jan-Erik Rottinghuis and Tony DeLise alleging (1) INTENTIONAL MISREPRESENTATION (2) NEGLIGENT MISREPRESENTATION; (3) VIOLATIONS OF CAL. CORP. CODE §25400(d); (4) VIOLATIONS OF CAL. CORP. CODE §25401; (5) VIOLATIONS OF CAL. CORP. CODE § 25402 (6) VIOLATIONS OF SECTION 12(a)(2) OF THE SECURITIES ACT OF 1933 (7) CONSPIRACY TO DEFRAUD; (8) FALSE ADVERTISING; (9) BREACH OF FIDUCIARY DUTY.

     ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	The Reporting Persons as a group beneficially own an aggregate of 1,154,817 shares of the Issuer’s Common Stock, which represents approximately 4.78% of the outstanding Common Stock based on 24,153,402 shares outstanding as reported in the Issuer’s Current Report on Form 10-Q dated March 31, 2002. The Common Stock covered by this statement is held by the respective Reporting Persons as follows: RHI — 298,994 shares (1.24%); Lodgeco — 110,356 shares (0.46%); Mill — 133,773 shares (0.55%); Triro — 48,958 shares (0.20%) and the Ross Trust — 562,736 shares (2.33%).

(b)	Each Reporting Person has the sole power to vote and dispose of the shares it beneficially owns.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF
                    THE ISSUER.

     The Reporting Persons are commonly owned and controlled by Mr. Ross. At present, there are no contracts, arrangements or understanding s among the Reporting Persons or between the Reporting Persons and any other party with respect to any securities of the Issuer. However, the Reporting Persons, acting alone or in concert, may enter into arrangements designed to maximize their shareholder value, including arrangements to transfer or vote securities of the Issuer, give or withhold proxies, or otherwise maximize their voting investment power.

CUSIP NO. 744635103	13D	Page 9 of 11 Pages

     ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Joint Filing Agreement, dated as of May 30, 2002, by and among the Reporting Persons, with respect to their joint statement on Schedule 13D.

CUSIP NO. 744635103	13D	Page 10 of 11 Pages

SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2002

ROSSCO HOLDINGS INCORPORATED a California corporation

By	/s/ LEONARD M. ROSS

Leonard M. Ross, President

LODGECO PROPERTIES, LTD. a Texas limited partnership By Rossco Holdings Incorporated, General Partner

By	/s/ LEONARD M. ROSS

Leonard M. Ross, President

MILL EQUITIES CO. a California general partnership By Rossco Holdings Incorporated, General Partner

By	/s/ LEONARD M. ROSS

Leonard M. Ross, President

TRIRO EQUITIES CO. a Texas general partnership By Rossco Holdings Incorporated, General Partner

By	/s/ LEONARD M. ROSS

Leonard M. Ross, President

LEONARD M. ROSS REVOCABLE TRUST U/D/T 12-20-85

By	/s/ LEONARD M. ROSS

Leonard M. Ross, Trustee

CUSIP NO. 744635103	13D	Page 11 of 11 Pages

JOINT FILING AGREEMENT

     This will confirm the agreement by and among all the undersigned that the Schedule 13D, and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of PubliCARD, Inc., is being filed on behalf of each of the undersigned. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: May 30, 2002

ROSSCO HOLDINGS INCORPORATED a California corporation

By	/s/ LEONARD M. ROSS

Leonard M. Ross, President

LODGECO PROPERTIES, LTD. a Texas limited partnership By Rossco Holdings Incorporated, General Partner

By	/s/ LEONARD M. ROSS

Leonard M. Ross, President

MILL EQUITIES CO. a California general partnership By Rossco Holdings Incorporated, General Partner

By	/s/ LEONARD M. ROSS

Leonard M. Ross, President

TRIRO EQUITIES CO. a Texas general partnership By Rossco Holdings Incorporated, General Partner

By	/s/ LEONARD M. ROSS

Leonard M. Ross, President

LEONARD M. ROSS REVOCABLE TRUST U/D/T 12-20-85

By	/s/ LEONARD M. ROSS

Leonard M. Ross, Trustee